SUEZ LYONNAISE DES EAUX NEWS


Monday, August 23, 1999

European Commission Approves Suez Lyonnaise des Eaux Acquisition of Nalco

     Paris,  France and  Naperville,  Illinois - Suez  Lyonnaise des Eaux (Paris
Bourse: LY), a world leader in private infrastructure services, today announced that it received approval on Friday, August 20 from the European Commission to complete its acquisition of Nalco Chemical Company (NYSE: NLC), a leading provider of water treatment services and products. Suez Lyonnaise also said that discussions are continuing with the U.S. Federal Trade Commission and that both Suez Lyonnaise and Nalco Chemical are supplying information requested by the regulators.

     With annual revenues of $32.5 billion, Suez Lyonnaise is a world leader in private infrastructure services, with operations in more than 120 countries. It is a market leader in the water sector, supplying drinking water to 77 million people and providing wastewater services to 52 million people. The three international core business sectors of Suez Lyonnaise are: energy, water, and waste services.

     Based in Naperville, Illinois, outside of Chicago, Nalco Chemical employs 7,000 people of which about 3,600 are engineers and technicians with direct customer contact and 300 are researchers located in five R&D centers.

Contact:  John Ferguson
          Morrow & Co. for
          Suez Lyonnaise
          (212) 754-8000

          Graham Jackson
          Nalco Chemical
          (630) 305-1365

          Paul Cholette
          Nalco Chemical
          (630) 305-1147